UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Capital Senior Living Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

140475104
(CUSIP Number)

Radix Partners LLC
Attn: Schuster Tanger
80 Broad Street
Suite 2502
New York, New York 10004
(212) 257-4291

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 9, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

 Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 140475104
1	NAME OF REPORTING PERSONS HCRE Special Investment LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,878,829
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,878,829
	10	SHARED DISPOSITIVE POWER 20,000*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,898,829*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3%
14	TYPE OF REPORTING PERSON OO
* See Item 5

CUSIP No. 140475104
1	NAME OF REPORTING PERSONS Radix Partners LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,878,829
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,898,829*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,898,829*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3%
14	TYPE OF REPORTING PERSON OO
* See Item 5

CUSIP No. 140475104
1	NAME OF REPORTING PERSONS Joshua Packwood
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,878,829
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,898,829*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,898,829*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3%
14	TYPE OF REPORTING PERSON IN
* See Item 5

CUSIP No. 140475104
1	NAME OF REPORTING PERSONS Schuster Tanger
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,878,829
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,898,829*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,898,829*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3%
14	TYPE OF REPORTING PERSON IN
* See Item 5

This Amendment No. 4 to Schedule 13D amends and supplements the Schedule 13D, filed with the Securities and Exchange Commission (the “SEC”) on October 9, 2015, Amendment No. 1 thereto, filed with the SEC on December 10, 2015, Amendment No. 2 thereto, filed with the SEC on January 26, 2016, and Amendment No. 3 thereto, filed with the SEC on March 22, 2016, on behalf of the Reporting Persons with respect to the shares of common stock, par value $0.01 per share (the “Common Stock”), of Capital Senior Living Corporation, a Delaware corporation (the “Issuer”).

Item 5.    Interest in Securities of the Issuer

Item 5 is amended and supplemented to add the following information for updating as of the date hereof:

(a), (b) HCRE beneficially owns 1,878,829 shares of Common Stock (the “HCRE Shares”). Each of Radix, Mr. Packwood and Mr. Tanger may be deemed to beneficially own the HCRE Shares. Each of Radix, Mr. Packwood and Mr. Tanger disclaim beneficial ownership of the HCRE Shares. Carpe Diem Investment Holdings LLC (“CDIH”) is a member of HCRE, and, as managing member of HCRE and pursuant to the operating agreement of HCRE, Radix must provide written consent to CDIH prior to CDIH investing in any securities of the Issuer. As such, the Reporting Persons may be deemed to have shared dispositive power over the 20,000 shares of Common Stock beneficially owned by CDIH (the “CDIH Shares”). The Reporting Persons disclaim (i) beneficial ownership of the CDIH Shares and (ii) the existence of a “group” with CDIH within the meaning of Section 13(d)(3) of the Exchange Act. Based upon a total of 30,035,019 outstanding shares of Common Stock, as reported in the Issuer’s annual report on Form 10-K for the fiscal year ended December 31, 2016, the Reporting Persons may be deemed to beneficially own 6.3% (1,898,829 shares) of the outstanding shares of Common Stock.

As of the date hereof, no Reporting Person owns any shares of Common Stock other than those set forth in this Item 5.

(c) The trading dates, number of shares of Common Stock purchased or sold, and the price per share of Common Stock for all transactions by the Reporting Persons and CDIH in shares of Common Stock in the past 60 days, all of which were brokered transactions made on the open market, are set forth below.

Person	Trade Date	Purchased (Sold)	Price / Share
CDIH	3/9/2017	20,000	$14.65

(d) No person other than the Reporting Persons and CDIH has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock set forth above.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is amended and supplemented to add the following information for updating as of the date hereof:

CDIH is a member of HCRE, and, as managing member of HCRE and pursuant to the operating agreement of HCRE, Radix must provide written consent to CDIH prior to CDIH investing in any securities of the Issuer. The Reporting Persons disclaim the existence of a “group” with CDIH within the meaning of Section 13(d)(3) of the Exchange Act.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certified that the information set forth in this statement is true, complete and correct.

Dated: March 13, 2017

HCRE SPECIAL INVESTMENT LLC

By:	Radix Partners LLC, its managing member

By:	/s/ Schuster Tanger
	Name:	Schuster Tanger
	Title:	Managing Member

RADIX PARTNERS LLC

By:	/s/ Schuster Tanger
	Name:	Schuster Tanger
	Title:	Managing Member

JOSHUA PACKWOOD

By:	/s/ Joshua Packwood

SCHUSTER TANGER

By:	/s/ Schuster Tanger